

September 14, 2023

Dana Green
Chief Executive Officer
GlobalTech Corp
3550 Barron Way, Suite 13a
Reno, NV 89511

> **Re: GlobalTech Corp**
> **Amendment No. 4 to Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Amendment No. 3 to Form 10-Q for the Quarterly Period Ended March 31, 2023**
> **File No. 000-56482**

Dear Dana Green:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 4 to Form 10-K for the fiscal year ended December 31, 2022

Notes to Consolidated Financial Statements
Note 2. Basis of Preparation of Consolidated Financial Statements
Restatement of Prior Balances, page F-13

1. We note the revisions in response to prior comment 1. Please revise the amounts included in the column labeled as "as presented" to agree to the December 31, 2021 balances as originally reported in the Form 10-K for the fiscal year ended December 31, 2022, filed on March 31, 2023. Alternatively, if the financial statements in the subsequent amendments are being restated, please clarify your disclosure.

2.   Please explain how you computed the adjustment amount related to restatement (c). That is, we note that you reversed a bargain purchase gain of $7.3M previously recognized on the acquisition of Ferret and recognized a bargain purchase of $407K on the reverse merger. As such, it appears the restatement should result in an adjustment to other income of $6.9M. Please explain or revise.

Amendment No. 3 to Form 10-Q for the quarterly period year ended March 31, 2023

Notes to Consolidated Financial Statements
Note 2. Basis of Preparation of Consolidated Financial Statements
Restatement of Prior Balances, page 14

3.   Please revise to provide the disclosures required by ASC 250-10-50-7 for each of the periods presented in the filing. In this regard, we note that you have disclosed the impact of the restatements on the balance sheet as of December 31, 2021, the statements of operations for the year ended December 31, 2021 and 2022, and the statement of cash flows for the year ended December 31, 2021. Please also make applicable changes to the disclosures in Amendment No. 1 to Form 10-Q for the quarterly period ended June 30, 2023.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff Attorney, at (202) 344-5791 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Sean Neahusan